		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Deanna L. Kirkpatrick
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

December 20, 2012

Re:	Health Insurance Innovations, Inc. Confidential Draft Registration Statement on Form S-1 Submitted November 9, 2012 CIK No. 0001561387

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-0404

Dear Mr. Riedler:

On behalf of Health Insurance Innovations, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a) of Regulation S-T, we are submitting for filing the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Class A Common Stock (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from the Confidential Draft Registration Statement on Form S-1 as originally submitted to the Securities and Exchange Commission (the “Commission”) on November 9, 2012.  The Registration Statement is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated December 6, 2012 (the “Comment Letter”).  This letter contains the Company’s response to the Comment Letter.  For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

General

1.
We note that there are a number of additional exhibits that still need to be filed.  Please provide these exhibits as promptly as possible.  Please note that we may have comments on these materials once they are provided.

U.S. Securities and Exchange Commission	2	December 20, 2012

The Company acknowledges the Staff’s comment and will file all exhibits in time to give the Staff sufficient time to review the exhibits prior to distribution of the preliminary prospectus.

2.
Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company confirms that the graphics included in its registration statement are the only graphics that the Company will use in its prospectus.

3.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please describe how and when you may lose emerging growth status.

The Company has added disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—JOBS Act” to describe how and when it may lose emerging growth status.

4.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company will also supplementally provide to the Staff any research reports that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in the offering.

5.
You disclose that you intend to list your Class A common stock on the NASDAQ Global Market under the symbol “HIIQ.”  Please revise your disclosure throughout your registration statement, including here and page 94, to clarify whether you applied to obtain listing on the NASDAQ Global Market, and if so, the status of your application.  If you have not yet filed an application, please expand your disclosure to clearly state that an application has not yet been filed and disclose when you expect to file such an application.

The Company has revised the disclosure on the cover page and on pages 97 and 104 of the Registration Statement to clearly state that an application to obtain listing on the NASDAQ Global Market has not yet been filed and that the Company expects to file such an application following the filing of the Registration Statement.

U.S. Securities and Exchange Commission	3	December 20, 2012

6.	Please provide updated financial statements and updated financial disclosures through the period ended September 30, 2012. Refer to Rule 8-08 of Regulation S-X.

The Company has provided updated financial statements and updated financial disclosures through the period ended September 30, 2012.

7.
We note the statements in the last paragraph on page ii concerning industry and market data.  It is not appropriate to imply that you are not liable for statements included in your registration statement.  Please delete these statements or specifically state that you are responsible for the referenced information.

The Company acknowledges the Staff’s comment and has deleted these statements.

Prospectus Summary, page 1

Overview, page 1

8.
We note that you refer to yourself as a “leading developer” or as an “industry leader.” Please provide the basis for these characterizations or alternatively, please delete the use of such references throughout your registration statement.

The Company’s statements regarding its position as a “leading developer” or as an “industry leader” are based on a summary prepared by Re-Solutions Intermediaries, an independent reinsurance intermediary (please find attached as Exhibit A), of short-term medical (“STM”) business in 2011 as reported to the National Association of Insurance Commissioners (“NAIC”). The NAIC is the U.S standard-setting and regulatory support organization created and governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S. territories. The summary lists approximately 50 STM writers and their respective numbers of STM policies in force as of December 31, 2011. By way of example, the summary provides that the numbers of STM policies in force as of December 31, 2011 of the top 3 carriers as reported to NAIC were as follows:

Time Insurance Co.	9,668
HealthCare Svc Corp.	9,036
Humana Insurance Co.	6,044

By comparison, the Company had 18,059 STM policies in force as of December 31, 2011, nearly double that of Time Insurance Co, the top reporting carrier. The Company believes that the Re-Solutions Intermediaries report provides sufficient basis for these characterizations.

9.
Please expand your disclosure to briefly describe your short term medical, or STM, insurance plans and how they differ from traditional Individual Major Medical, or IMM, plans.  Similarly, please describe your guaranteed-issue hospital indemnity plans and your other ancillary products.

The Company has added disclosure under the headings “Prospectus Summary—Overview—Our Company,” “Management’s Discussion and Analysis of Financial

U.S. Securities and Exchange Commission	4	December 20, 2012

Condition and Results of Operations” and “Business—Overview—Our Company” to further describe STM insurance plans and how they differ from traditional IMM plans, guaranteed-issue hospital indemnity plans and other ancillary products.

10.
Please expand your discussion to explain what you mean by the phrase “our sales are executed online and offer instant electronic fulfillment” and discuss whether this service is available only for policies that meet established criteria or all of the products you offer.

The Company has added disclosure under the headings “Prospectus Summary—Overview—Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Overview—Our Company” to explain the phrase “our sales are executed online and offer instant electronic fulfillment” and to note that this service is available for all products that the Company offers.

11.	Please expand your disclosure to describe what you mean by the term “data-driven product design.”

The Company has added disclosure under the headings “Prospectus Summary—Overview—Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Overview—Our Company” to explain the term “data-driven product design.”

Health Insurance Industry and Market Opportunity, page 2

12.	Please expand your disclosure to describe “minimum MLR thresholds” and “must-carry pre-existing conditions requirements” here and on page 69 of the prospectus.

The Company has added disclosure under the headings “Prospectus Summary—Overview—Health Insurance Industry and Market Opportunity” and “Business—Overview—Health Insurance Industry and Market Opportunity” to describe “minimum MLR thresholds” and “must-carry pre-existing conditions requirements.”

13.
Please expand your disclosure to discuss the extent to which you currently offer products to insure individuals with pre-existing conditions and whether you plan to insure such individuals upon implementation of Healthcare Reform.

The Company has added disclosure under the headings “Prospectus Summary—Overview—Our Solutions” and “Business—Overview—Our Solutions” to discuss the extent to which it currently offers products to insure individuals with pre-existing conditions and note that it does not plan to expand such coverage upon implementation of Healthcare Reform.

14.	If you do not intend to offer products which cover pre-existing conditions, please revise the discussion relative to the anticipated total healthcare market to reflect your actual target market.

As described in the Company’s response to the Staff’s comment No. 13, the Company currently offers limited products to individuals with pre-existing conditions. Accordingly, the Company respectfully submits that no additional disclosure is required.

U.S. Securities and Exchange Commission	5	December 20, 2012

Our Solutions, page 3

15.
Please revise your disclosure to clarify what you mean when you use the terms “due to their nature” when referring to your STM plans and hospital indemnity plans in the first bullet point under this section.  Specifically, please explain why the nature of your STM plans enables you to provide an instant decision and why the nature of your hospital indemnity plans guarantee issuance to individuals under 65.

The Company has revised the disclosure under the headings “Prospectus Summary—Overview—Our Solutions” and “Business—Overview—Our Solutions” to clarify why instant decisions can be provided for STM plans and why the nature of hospital indemnity plans guarantee issuance to individuals under 65.

Proprietary, Web-Based Technology Platform, page 4

16.	Since you developed a web-based technology platform, please expand your discussion to explain the nature of and relationship of your call centers to such technology.

The Company has added disclosure under the headings “Prospectus Summary—Our Competitive Strengths” and “Business—Our Competitive Strengths” to explain the nature of and relationship of its call centers to its web-based technology platform.

Lead Generation and Innovative Distributor Relationships, page 6

17.	Please expand your discussion to describe the nature of your relationship with MasterCard and when you began this relationship.

The Company has added disclosure under the headings “Prospectus Summary—Our Strategy” and “Business—Our Strategy” to explain the nature of its relationship with MasterCard.

Our History and the Reorganization of Our Corporate Structure, page 7

18.	Please expand your disclosure to indicate the purchase price for the acquisition.

The Company has added disclosure under the heading “Prospectus Summary—Our History and the Reorganization of Our Corporate Structure” to indicate the purchase price for the acquisition.

19.	Please revise the formatting of the information in the colored parts of your diagrams on pages 8 and 38 so that the text is legible.

The Company has revised the formatting of the text in the colored parts of the diagrams so that it is legible.

Corporate Information, page 9

20.	Please file the lease agreement pertaining to your principal executive offices as an exhibit.

U.S. Securities and Exchange Commission	6	December 20, 2012

The Company has filed the lease agreement as Exhibit 10.22 to the Registration Statement.

Risk Factors, page 15

Risks Relating to Our Business and Industry, page 15

The market for health insurance in the United States is rapidly evolving, …, page 15

21.
We note that your STM plans are currently classified as “short-term limited duration” plans under Healthcare Reform, and are therefore exempt from certain requirements.  Please expand your disclosure to discuss these requirements.

The Company has added disclosure under the heading “Risk Factors—Risks Relating to our Business and Industry—The market for health insurance in the United States is rapidly evolving, which makes it difficult to forecast demand for our products” to discuss these requirements.

Our Business would be harmed if we lose our relationships with insurance carriers, …, page 15

22.	Please expand your disclosure to indicate the percentage of premium equivalents accounted for by Starr and United States Fire, respectively.

The Company has added disclosure under the heading “Risk Factors—Risks Relating to our Business and Industry—Our business would be harmed if we lose our relationships with insurance carriers, fail to maintain good relationships with insurance carriers, become dependent upon a limited number of insurance carriers or fail to develop new relationships with insurance carriers”  to indicate the percentage of premium equivalents accounted for by Starr and United States Fire, respectively.

We depend on relationships with third-parties for certain services that are important…, page 16

23.	Please expand your disclosure to quantify how much business you derive from the relationship with Med-Sense.

The Company has added disclosure under the heading “Risk Factors— Risks Relating to Our Business and Industry—We depend on relationships with third-parties for certain services that are important to our business. An interruption or cessation of such services by any third party could have a material adverse effect on our business” to quantify how much business it derives from the relationship with Med-Sense.

Insurance Carriers could reduce the commissions paid to us or change their…, page 17

24.
We note that insurance carriers have altered the contractual relationships you have with them.  Given that Starr Indemnity & Liability & Insurance Company and United States Fire accounted for an aggregate of 77.8% of your premium equivalents, please advise us whether either of these carriers has lowered the commission rates they pay you.  If so, please revise your disclosure to include this information and the impact it has had on your business.

U.S. Securities and Exchange Commission	7	December 20, 2012

The Company has added disclosure under the heading “Risk Factors—Risks Relating to Our Business and Industry—Insurance carriers could reduce the commissions paid to us or change their plan pricing practices in ways that reduce the commissions paid to us, which could harm our revenue and results of operations” to disclose the contractual relationship with Starr Global Accident and Health Insurance Agency, LLC, a sister company of Starr Indemnity & Liability Insurance Company, which preceded the contractual relationship with Starr Indemnity & Liability Insurance Company under which similar services were provided for slightly lower commission rates, and to disclose the impact this had on the Company’s business. United States Fire has never lowered the commission rates that they pay to the Company.

We face intense competition and compete with a broad range of market…, page 17

25.
We note that this risk factor covers the same topic as the one on page 24 entitled, “We may be unsuccessful in competing effectively against current and future competitors, which would impact our prospects as results of operations.” Please revise your disclosure to combine the two risk factors into a single risk factor.

The Company acknowledges the Staff’s comment and has combined the risk factors under the heading “Risk Factors—Risks Relating to Our Business and Industry—We face intense competition and compete with a broad range of market participants within the health insurance industry. If competition increases, our growth and profits may decline.”

Compliance with the strict regulatory environment applicable to the health…, page 19

26.
Please revise your disclosure to state whether you are currently in compliance with applicable insurance laws and regulations.  If any adverse regulatory action has been taken against you, please describe the action including any liability imposed, additional department of insurance licensing requirements, or the revocation of licenses in a particular jurisdiction.  Similarly, revise the risk factor entitled, “We are subject to privacy and data protection laws governing the transmission, security and privacy of health information, which may impose restrictions on the manner in which we access personal data and subject us to penalties if we are unable to fully comply with such laws” to discuss whether you have received notice of violation of these laws, the nature of the violation(s) and potential consequences.

The Company has revised the disclosure under the headings “Risk Factors—Risks Relating to Our Business and Industry—Compliance with the strict regulatory environment applicable to the health insurance industry and the specific products we sell is difficult and costly. If we fail to comply with the numerous laws and regulations that are applicable to our business, our business and results of operations would be harmed” and  “Risk Factors—Risks Relating to Our Business and Industry—We are subject to privacy and data protection laws governing the transmission, security and privacy of health information, which may impose restrictions on the manner in which we access personal data and subject us to penalties if we are unable to fully comply with such laws” to state that the Company believes it is currently in compliance with applicable insurance laws and regulations and has not received any notice of violation of privacy and data protection laws governing the transmission, security and privacy of health information.

U.S. Securities and Exchange Commission	8	December 20, 2012

If we are not able to maintain and enhance our brand…, page 20

27.	Please expand your disclosure to identify your brand name(s).

The Company currently does not have any brand names. Accordingly, the Company has revised the disclosure under the heading “Risk Factors—Risks Relating to Our Business and Industry—If we are not able to maintain and enhance our brand, our business and results of operations will be harmed” to reference the Company’s name recognition instead of brand name. The Company advises the Staff that it will disclose any brand name should the Company trademark any of its names, services or symbols.

Assertions by third-parties that we violate their intellectual property rights…, page 23

28.
To the extent that you have received notice of claims against you by third-parties for violating their intellectual property rights, please discuss the situation and potential consequences in this risk factor discussion.

The Company has not received notice of any claims against it by third-parties for violating their intellectual property rights. Accordingly, the Company respectfully submits that no additional disclosure is required.

The loss of any member of our management team and our inability…, page 28

29.	To the extent that you have experienced problems attracting and retaining key members of your management team in the recent past, please revise your disclosure to describe these problems.

The Company has not experienced any problems attracting and retaining key members of its management team. The majority of the management team has worked together under the leadership of Mr. Kosloske, the Company’s Chairman, President, and Chief Executive Officer, for more than a decade. Accordingly, the Company respectfully submits that no additional disclosure is required.

If a substantial number of shares become available for sale and are sold…, page 32

30.	We note that your executive officers and directors will be subject to lock up agreements. Please file the agreements as exhibits to the registration statement.

The Company acknowledges the Staff’s comment and will file the form of lock up agreement as an exhibit to the form of underwriting agreement which will be filed as Exhibit 1.1 to the Registration Statement.

We have identified a material weakness in our internal control over financial…, page 34

31.
We note that you identified a material weakness where you did not have effective controls over the design and operation of the financial statement close process, which impacts most of your significant accounts included in the financial statements.  Please expand your disclosure to clarify which accounts were impacted, how they were impacted and what affect this had on your financial statements.  Also, please clarify when you

U.S. Securities and Exchange Commission	9	December 20, 2012

intend to take the steps described in the risk factor to address the material weakness and that the weakness will be ongoing until such steps are taken.

The Company has added disclosure under the heading “Risk Factors—Risks Relating to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting that, if not corrected, could result in material misstatements in our financial statements” to clarify which accounts were impacted, how they were impacted and what affect this had on its financial statements, along with when it intends to take the steps described in the risk factor to address the material weakness and that the weakness will be ongoing until such steps are taken.

The Reorganization of Our Corporate Structure, page 37

Overview, page 37

32.
We note that shares of your Class B common stock vote together with shares of your Class A common stock as a single class, subject to certain exceptions.  Please include disclosure in your prospectus to describe these exceptions.

The Company has revised the disclosure under the heading “The Reorganization of Our Corporate Structure—Overview” to clarify that shares of its Class B common stock vote together with shares of its Class A common stock as a single class except as otherwise required by law.

Subsequent Events, page F-39

33.	Please tell us why you believe the transaction with Albacore is a business combination and clarify how you intend to account for the operations of Albacore in the financial statements.

The Company determined that the underlying transaction between ICE and Amacore constituted a business combination based on its evaluation of the criteria set forth in ASC 805.  The glossary at ASC 805-10-20 defines “business combination” as “[a] transaction or other event in which an acquirer obtains control of one or more businesses. Transactions sometimes referred to as true mergers or mergers of equals also are business combinations.”

To determine whether the resources acquired from Amacore by ICE constituted a business, and therefore, a business combination, the Company considered the guidance in  ASC 805-10-55-4 which states that “[a] business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.  Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.  Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.  Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

U.S. Securities and Exchange Commission	10	December 20, 2012

As documented in the fact pattern disclosed in the Registration Statement, the inputs and processes ICE acquired from Amacore, including employees, a facility and other assets, were capable of generating the necessary outputs of a fully functional call center.  The inputs and processes acquired from Amacore constitute substantially all of the inputs and processes of ICE.  However, certain inputs were acquired and not utilized by ICE.  For example:

•	Trade names, trademarks, brand names, product names, web pages, websites or other proprietary technology of Amacore were not acquired or utilized by ICE;

•	Amacore customer lists were not acquired or utilized by ICE; and

•	Amacore’s automatic dialers were not acquired by ICE.

Because the above inputs were not utilized by ICE, outputs could not immediately be produced. However, per ASC 805-10-55-5, “[t]o be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.” ICE had the necessary processes required to continue to produce outputs.

Since the underlying elements of the transaction between ICE and Amacore met the definition of a business per ASC 805, the transaction was treated as a business combination. The inputs and processes acquired by ICE from Amacore comprise substantially all of the inputs and processes of ICE. The operating results of Amacore are included in ICE and have been consolidated in the Company’s financial statements.

Exchange Agreement, page 40

34.
We note that you may impose additional restrictions on exchange that you determine necessary or advisable so that Health Plan Intermediaries Holdings, LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.  Please expand your disclosure to explain the significance of such designation and the effect on the registrant if Health Plan Intermediaries Holdings, LLC is considered a publicly traded partnership.

The Company has added disclosure under the heading “The Reorganization of Our Corporate Structure—Registration Rights Agreement—Exchange Agreement” to explain the significance of designation as a “publicly traded partnership”  and the effect on the Company if Health Plan Intermediaries Holdings, LLC is considered a publicly traded partnership.

35.
Please revise your disclosure to provide the termination provisions of the tax receivable agreement.  If these provisions have not been determined at this time, please provide the information once it is available.

The Company has added disclosure under the heading “The Reorganization of Our Corporate Structure—Registration Rights Agreement—Tax Receivable Agreement” to provide the termination provisions of the tax receivable agreement.

36.
To the extent material conflicts of interest exist with respect to the timing or use of benefits/tax savings, please expand the discussion in this section and include a risk factor addressing such conflicts.

In response to the Staff’s comment, the Company has added disclosure under the heading “Risk Factors—Risks Relating to our Business and Industry—We will be required to pay existing holders of Series B Membership Interests most of the tax benefits that we may receive as a result of the purchase of Series B Membership Interests with a portion of the net proceeds of this offering, future exchanges of Series B Membership Interests for our Class A common stock and payments made under the tax receivable agreement itself, and the amounts we pay could be substantial.”

U.S. Securities and Exchange Commission	11	December 20, 2012

Registration Rights Agreement, page 43

Conditions and Limitations, page 43

37.	We note that you will have the right to delay, suspend or withdraw a registration statement under specified circumstances. Please expand your disclosure to describe these circumstances.

The Company has added disclosure under the heading “The Reorganization of Our Corporate Structure—Registration Rights Agreement—Conditions and Limitations” to describe the circumstances under which the Company will have the right to delay, suspend or withdraw a registration statement.

Unaudited Pro Forma Financial Information, page 47

38.
We are deferring the review of your pro forma information until the amounts are disclosed.  Please include explanatory notes to the pro forma financial information with a detailed explanation of your pro forma adjustments.

The Company will disclose pro forma information in a future amendment to the registration statement. The Company acknowledges the Staff’s comment and will include explanatory notes to the pro forma financial information with a detailed explanation of the pro forma adjustments at that time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

39.
You disclose that you have established your Insurance Academy in June 2012 to expand the number of call centers selling your products and that you anticipate that your Insurance Academy operations will closely resemble a franchise model.  Please discuss the impact that this new activity is expected to have on your results from operations.

The Company has added disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Statements of Operations—Noncontrolling Interest” to discuss the impact that the Insurance Academy is expected to have on its results from operations.

Liquidity and Capital Resources, page 61

General, page 61

40.
We note that you believe that your available cash, cash flows expected to be generated from operations and net proceeds from this offering will be adequate to satisfy your current and planned operations in the “foreseeable future.”  Please revise your disclosure to specify the amount of time that available cash can sustain operations.

The Company has added disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital

U.S. Securities and Exchange Commission	12	December 20, 2012

Resources—General” to specify the amount of time that available cash can sustain operations.

Our Indebtedness, page 62

41.	Please revise your disclosure to clarify that the term loan agreement is with Sun Trust Bank.

The Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Indebtedness” to clarify that the term loan agreement is with Sun Trust Bank.

42.
We note that you intend to obtain Sun Trust Bank’s written consent in order to effectuate this offering.  Please revise your disclosure to clarify whether you have taken any steps to obtain this consent, and if so, the status of the consent.  If you have not taken any such steps, please disclose when you expect to obtain the bank’s consent.

The Company has added disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Indebtedness” to disclose when the Company expects to obtain Sun Trust Bank’s written consent for the offering.

Business, page 68

Our Company, page 68

43.
Please disclose the date your technology platform A.R.I.E.S. was placed in service.  If the date is August 1, 2012, the date you entered into a software assignment agreement with BymSym, please disclose the platform you used prior to August 1, 2012 to sell products to your customers.

The Company has added disclosure under the heading “Business—Technology” to disclose the date the Company’s technology platform A.R.I.E.S. was placed in service and to disclose the platform the Company used prior to that time.

Our Solutions, page 69

44.
To the extent practicable, please expand your disclosure in this section, in the subsection entitled “Our Company” and throughout your prospectus, as applicable, to quantify how your STM plans are more affordable than IMM plans.  We note that in the subsection “Our Company” and throughout your prospectus, you state that your STM plans are up to half the cost of IMM plans.

The Company has added disclosure under the headings “Prospectus Summary—Our Competitive Strengths,” “Business—Our Competitive Strengths” and “Business—Our Products” to quantify how STM plans are more affordable than IMM plans.

U.S. Securities and Exchange Commission	13	December 20, 2012

45.	Please expand your discussion to include a comparison of the advantages and disadvantages between STM and IMM plans including:

•	Coverage for pre-existing conditions;

•	Prescription benefits;

•	Preventive care; and

•	Duration/renewability.

The Company has added disclosure under the heading “Business—Our Products” to include a comparison of the advantages and disadvantages between STM and IMM plans, including bullets 1-4 of the Staff’s comment.

46.	We note the increase in the number of STM plans in force between June 30, 2012 and June 30, 2011. Please expand your discussion to provide the retention rate for such plans from 2011 to 2012.

The Company has added disclosure under the headings “Prospectus Summary—Overview—Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Overview—Our Company” to provide the retention rate for STM plans in force from 2011 to 2012.

Management, page 81

Executive Officers and Directors, page 81

47.	Please revise the information for Mr. Raeckers and Ms. O’Drobinak to include their business experience for at least the past five years.

The Company has revised the disclosure under the heading “Management—Executive Officers and Directors” to include their business experience for the past five years.

Employment Contracts, page 87

48.	Please tell us whether Mr. Kosloske will continue to receive revenues from certain prescription contracts and commissions on yearly revenues. We may have additional comments.

The Company has added disclosure under the heading “Relationships and Related Transactions—Employment Contracts” to clarify that Mr. Kosloske has not received revenues from certain prescription contracts and commissions on yearly revenues since October 2011, and he will not receive such revenues under any current or proposed employment contract.

Other Relationships, page 87

U.S. Securities and Exchange Commission	14	December 20, 2012

49.	Please revise your disclosure to describe the unreimbursed expenses that were paid by Mr. Kosloske on the company’s behalf.

The Company has added disclosure under the heading “Relationships and Related Transactions—Other Relationships” to describe the unreimbursed expenses that were paid by Mr. Kosloske on the Company’s behalf.

Financial Statements for the period ended December 31, 2011

Statements of Operations, page F-17

50.
Please remove the amounts and references to premium equivalents from your financial statements or tell us why presenting a non-GAAP financial measure on the face of the statements of operations is appropriate.

The Company acknowledges the Staff’s comment and respectfully submits that its presentation of premium equivalents in the financial statements is in accordance with applicable guidance.

Per ASC 605-45-50-1, if an entity must report revenue from sale transactions as an agent on a net basis, it may present certain information about its transactions with customers on a gross basis, with certain restrictions, if the gross amount would benefit financial statement users. In such circumstances, transaction totals may be presented either parenthetically on the face of the financial statements or in the notes. If an entity that acts as agent presents the gross data parenthetically on the face of the income statement, it must abide by the following guidelines:

•	The amount presented may not be termed or described as “revenue;” and

•	The amount must be presented in a separate column from actual revenue and excluded from the summation of net income or net loss.

Applying ASC 605-45-50-1 here, as explained in the Company’s response to the Staff’s comment no. 55, the Company reports revenue from its sale transactions as an agent on a net basis. The Company also considers the amounts and references to premium equivalents an important metric and a key measure used by its management to understand and evaluate its core operating performance and trends. In addition, the Company (i) does not refer to premium equivalents as revenue on the face of the financial statements, (ii) presents its premium equivalent amounts in a separate column from actual revenue and (iii) excludes premium equivalent amounts from the summation of net income or net loss. Accordingly, the Company respectfully submits that no revision to the financial statements is required.

1.  Organization, Basis of presentation, and Summary of Significant Accounting Policies

 Revenue recognition, page F-22

U.S. Securities and Exchange Commission	15	December 20, 2012

51.
Please tell us your consideration of whether the payment received from members referred to as “premium equivalents” represent a multiple element arrangement accounted for under ASC 605-25.  If you do not believe it is a multiple element arrangement, please tell us why.  Clearly disclose the accounting treatment for each deliverable.  Tell us the amounts earned from each of your major revenue sources such as the sale of hospital indemnity policies, commissions from the sale of STM plans, the various ancillary plans and all other major revenue sources for all periods presented.

The Company considered ASC 605-25 in determining whether the payments it receives from members referred to as “premium equivalents” represents a multiple element arrangement. As disclosed in the footnotes to the Company’s financial statements, “The Company’s revenues consist of commissions earned for health insurance policies and discount benefit plans issued to members, enrollment fees paid by members, and administration fees paid by members as a direct result of the Company’s enrollment services.  The member’s payment includes a combination of risk premium, fees for discount benefit plans, fees for distributors and an enrollment fee . . .”.

The Company considered whether revenue transactions consist of multiple performance obligations that could be considered separate deliverables and, if so, whether those separate deliverables represent separate units of accounting such that a revenue transaction is a multiple element arrangement.

The sale of a policy to an insured (as discussed in the Company’s response to the Staff’s comment no. 53 describing the process of a sale transaction) represents a single revenue generating activity. The amount paid by the insured represents compensation to the Company for binding the insured to the coverage. Binding coverage completes the Company’s responsibility in the transaction, and is a single deliverable for which a single payment is made.  The Company has concluded that the payments received from members are not multiple element arrangements as that term is defined in ASC 605-25.

The Company’s major revenue sources are STM and Hospital Indemnity.  Revenues associated with the sale of STM plans, hospital indemnity plans and other ancillary plans represent revenues recognized by the Company of approximately 63%, 30% and 5%, respectively, for the nine months ended September 30, 2012. For the nine months ended September 30, 2011, revenues associated with the sale of STM plans, hospital indemnity plans and other ancillary plans represent revenues recognized by the Company of approximately 69%, 29% and 1%, respectively.

52.	Disclose in the filing the process you follow to report and pay amounts due to insurance carriers and discount benefit vendors. Also disclose the reporting time lag.

The Company has added disclosure under the heading “Organization, Basis of Presentation and Summary of Significant Accounting Policies—Revenue Recognition” to disclose the process the Company follows to report and pay amounts due to insurance carriers and discount benefit vendors including the reporting time lag.

53.
Please elaborate on your statement that revenue is earned upon the acceptance of the policy.  Refer to SAB Topic 13.  Disclose if the acceptance date coincides with the effective date of the policy and with the date you recognize commission and fee

U.S. Securities and Exchange Commission	16	December 20, 2012

revenues.  Clarify whether the insurance carrier’s agreement or approval is required before a health insurance policy becomes effective.

The Company acknowledges the Staff’s comment and has revised its disclosure to clarify that revenue is earned at the time of sale.

Substantially all sales transactions are executed through an entirely web-based process whereby the distributor presents quotes of various products to the customer and the customer selects the product that meets its needs. The underwriting process for STM plans requires individuals to answer five to seven questions regarding the status of their health. The questions were designed by the insurance carriers in order to eliminate risks that cannot be supported by the rate structure and design of the program. Once the insured has answered the questions, the individual is notified immediately whether their application for coverage has been accepted or declined. Accordingly, the insurance carrier’s agreement or approval is not separately required before a health insurance policy becomes effective. If the customer decides to proceed with the transaction after acceptance, the insured then pays for the policy by credit card or ACH, which creates a determinable price for the insured and provides reasonable assurance of collectability of payment for the Company. With the sale transaction, an e-signature or a voice verification of the policy purchase is performed, evidencing that an arrangement exists and that the insured is bound to the policy.

The time of sale coincides with the effective date unless the insured specifies a future effective date. The customer may select a future effective date of up to 30 days for hospital indemnity plans and up to 60 days for STM plans. Regardless of the effective date, the premium equivalent is paid by the customer at the time of sale. Upon payment by the insured, the insured immediately receives all policy-related documents, including their insurance card, in electronic format thereby completing the delivery and the Company’s responsibility with respect to the sale transaction, at which time revenue is recognized.

As disclosed in the Company’s financial statements, the Company offers members a limited cancellation period.  The Company considered the guidance in ASC 605-15-25-1 which states the revenue can only be recognized at the time of sale if certain conditions are met. Because (i) the premium equivalent is collected from the member at the time of sale, (ii) there is no physical product, (iii) additional services by the Company are not required for resale and (iv) the Company establishes an allowance for estimated policy cancellations using historical data to project future experience, the Company believes all the criterion of ASC 605-15-25-1 are met.

The Company is able to make a reasonable estimate and has therefore concluded that the existence of a limited cancellation period offered to members does not preclude revenue recognition upon the time of sale.

54.	Revise your disclosure to explain the nature of the risk premium included in members’ payments and clarify your accounting for the risk premium.

The payment by the insured to the Company represents the premium equivalent. From the premium equivalent, premiums are remitted to the insurance carrier, which are referred to as the “risk premiums,” and fees for discount benefit plans, if any, are remitted. Those risk premiums and fees for discount benefit plans are netted against the premium equivalent to arrive at a net revenue amount that is recorded and recognized as revenue by the Company and presented on the statement of operations.

In response to the Staff’s comment, the Company has added disclosure under the heading “Organization, Basis of Presentation and Summary of Significant Accounting Policies—Revenue Recognition” to explain the nature of the risk premium included in members’ payments and to clarify its accounting for the risk premium.

55.
You disclose that you recognize revenues net of amounts paid to contracted insurance carrier companies as the agent in such transactions.  Please tell us and revise your disclosures to clarify the factors you considered in concluding that revenues should be reported on a net basis.  Refer to ASC 605-45-45.

In concluding that revenues should be reported on a net basis, the Company considered ASC 605-45-45 and whether it has the responsibility to provide the goods or services to the customer or if it relies on a supplier to provide the goods or services to the customer.  The Company’s determination is primarily based on consideration of whether the Company is the primary obligor in the arrangement.  Per ASC 605-45-45-4, “Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.”

U.S. Securities and Exchange Commission	17	December 20, 2012

The Company is not the ultimate party responsible for providing the insurance coverage or discount benefits to the member and, therefore, the Company is not the primary obligor in the arrangement. The supplier, or insurance carrier, bears the risk for that insurance coverage. Additionally, during the sales process each insurance offering includes a clear and conspicuous indication that the service is provided/underwritten by a party other than the Company. Representations made during marketing  provide evidence that the insurance companies or other parties are responsible for fulfilling the ordered services. The Company therefore reports its revenue net of amounts paid to its contracted insurance carrier companies and discount benefit vendors.

In response to the Staff’s comment, the Company has added disclosure under the heading “Organization, Basis of Presentation and Summary of Significant Accounting Policies—Revenue Recognition” to disclose the factors the Company considered in concluding that revenues should be reported on a net basis.

U.S. Securities and Exchange Commission	18	December 20, 2012

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  I can be reached at 212-450-4135.

Very truly yours, /s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick
Attachment
cc w/ att:	Mr. Michael W. Kosloske

Exhibit A

INDIVIDUAL SHORT-TERM MEDICAL WRITERS, 2011

Life
Health	New Writer in 2011
P&C

NAIC Code	Entity Name	State Domiciled	AM Best Rating	2011 Premiums Earned ($000)	Incurred Claims Amount ($000)	Change in Contract Reserves ($000)	Loss Ratio (%)	Number of Policies or Certificates as of Dec. 31 (Actual)	Number of Covered Lives as of Dec. 31 (Actual)	Member Months (Actual)	2010 Premiums Earned ($000)	$ Change 2011 vs 2010
69477	Time Insurance Co.	WI	A-	23,918	13,072	20	54.74	9,668	13,394	203,835	30,498	-22%
70670	HlthCare Svc Corp. a Mutual	IL	A+	15,413	10,160	0	65.92	9,036	12,632	167,388	12,507	23%
73288	Humana Insurance Co (WI)	WI	A-	11,295	6,192	0	54.82	6,044	8,915	99,975	6,396	77%
65080	John Alden Life Insurance Co.	WI	A-	4,518	2,663	35	59.72	1,588	2,328	34,414	5,725	-21%
66141	Health Net Life Insurance Co.	CA	B++	3,615	2,170	0	60.02	2,151	2,980	42,405	0
97985	LifeMap Assurance Co.	OR	A-	3,525	2,477	0	70.27	3,461	5,223	72,503	2,342	51%
62286	Golden Rule Insurance Co.	IN	A	3,495	3,131	0	89.56	2,017	3,248	45,541	3,425	2%
55026	BCBSM Inc.	MN	A-	2,398	1,332	0	55.54	1,728	2,666	30,780	2,983	-20%
55204	HealthNow New York Inc.	NY		2,222	3,243	0	145.98	1,185	1,342	17,432	0
54801	BC&BS of Georgia Inc.	GA	A	1,755	890	0	50.68	790	1,098	16,859	1,975	-11%
55433	Blue Cross & Blue Shield of AL	AL		1,721	1,857	0	107.89	1,714	1,714	19,442	1,180	46%
10345	Community Insurance Co.	OH	A	1,660	1,090	0	65.68	603	793	14,382	0
62825	Anthem Blue Cross L&H Ins Co.	CA	A	1,578	1,031	0	65.33	524	747	13,850	1,707	-8%
54518	BlueCross BlueShield of TN Inc	TN		1,434	1,641	0	114.45	1,629	2,339	29,913	1,440	0%
28207	Anthem Insurance Companies Inc	IN	A	1,194	1,745	0	146.16	2	6	73	3,420	-65%
95120	Anthem Health Plans of KY Inc.	KY	A	1,128	717	0	63.57	552	780	12,323	1,265	-11%
88848	Wellmark Inc.	IA	A	1,016	691	0	68.01	762	1,101	14,122	1,212	-16%
71835	Anthem Health Plans of VA Inc.	VA	A	936	417	0	44.59	508	669	14,014	1,181	-21%
77950	Health Alliance Med Plans Inc.	IL	B++	716	732	0	102.24	509	755	5,490	761	-6%
60095	Blue Cross of Idaho Health Svc	ID		700	269	0	38.46	620	906	7,852	535	31%
95885	Humana Health Plan Inc.	KY	A-	691	245	0	35.40	517	726	8,287	429	61%
47171	BC&BS of Kansas City	MO		674	462	0	68.49	482	626	8,159	690	-2%
92711	HCC Life Insurance Co.	IN	A+	657	230	0	35.03	1,930	1,930	23,160	193	240%
80799	Celtic Insurance Co.	IL	B++	632	542	0	85.81	1,310	1,843	24,103	150	322%
63245	SelectHealth Benefit Assr Co.	UT		589	184	0	31.21	380	798	10,303	0
29076	Medical Mutual of Ohio	OH		582	150	0	25.75	467	710	5,251	0
67628	Pekin Life Insurance Co.	IL	A-	580	497	0	85.75	439	649	7,104	779	-26%
11994	UPMC Health Network Inc.	PA	B++	531	1,380	0	259.88	0	0	3,372	0
11018	UPMC Health Benefits Inc.	PA	B++	524	651	0	124.32	746	746	4,125	0
53686	Blue Cross & Blue Shield of MT	MT		523	169	0	32.24	322	439	6,218	461	13%
60836	American Republic Insurance Co	IA	A-	459	194	0	42.28	290	398	4,729	158	190%
12459	Medica Insurance Co.	MN		423	428	0	101.23	420	517	7,885	304	39%
95800	Health Net Hlth Plan of OR Inc	OR	B++	359	169	0	47.20	157	192	3,566	126	186%
71870	Fidelity Security Life Ins Co.	MO	A-	339	266	0	78.36	195	195	8,106	597	-43%
60128	Wellmark of South Dakota Inc.	SD	A	336	338	0	100.56	269	371	4,947	439	-23%
41203	Capital Advantage Insurance Co	PA		265	350	-36	118.68	0	0	0	459	-42%
12208	Priority Health Insurance Co.	MI		252	86	0	34.15	0	386	3,126	0
70211	Reassure America Life Ins Co.	IN	A+	231	108	-71	15.98	3,419	4,172	50,064	254	-9%
70629	World Insurance Co.	NE	A-	195	44	0	22.67	71	98	1,664	218	-11%
11011	Rocky Mtn Hosp & Med Svc Inc.	CO	A	145	52	0	35.60	88	127	1,817	182	-20%
19720	American Alternative Ins Corp.	DE	A+	87	25	0	28.07	5	5	1,016	140	-38%
53759	Anthem Health Plans of NH Inc.	NH	A	71	42	0	58.48	16	19	511	0
70729	BC&BS of Kansas Inc.	KS	A	65	30	0	46.15	41	66	794	67	-3%
54720	Capital Blue Cross	PA		39	42	5	118.86	161	226	892	0
54976	PacificSource Health Plans	OR	B++	39	104	0	265.92	0	0	530	912	-96%
95642	Humana Hlth Benefit Plan of LA	LA	A-	4	21	0	582.21	0	0	54	144	-97%
80314	UNICARE L&H Insurance Co.	IN	A-	0	0	0	(8,725.00)	0	0	2	37	-100%
81043	Bankers Life Insurance Co.	FL	B	0	1	0	-	0	0	0	1	-100%
64211	Guarantee Trust Life Ins Co.	IL	B+	0	1	0	-	0	0	0	0
65781	Madison National Life Ins Co.	WI	A-	0	-44	0	26,700.60	0	0	0	227	-100%

				93,528	62,284	(46)	66.54	56,816	78,875	1,052,378	85,519	9%

60305 American Community Mutl Ins Co											700	-100%
19275 American Family Mutual Ins Co.		WI	A								184	-100%
33162 Bankers Insurance Co.		FL	B+								88	-100%
70700 UNICARE Hlth Ins Co. of the MW		IL	A-								24	-100%
10386 American Family Insurance Co.		OH	A								5	-100%
87726 MetLife Insurance Co. of CT		CT	A+								0

											86,521	8%